                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                        Investments in the Custody of
                        Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.   Investment Company Act File Number:                              Date ex

          811-04782                                                   5/31/00
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2. State identification Number:
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     AL             AK             AZ             AR
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     CT             DE             DC             FL
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     ID             IL             IN             IA
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     LA             ME             MD             MA
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     MS             MO             MT             NE
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     NJ             NM             NY             NC
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     OK             OR             PA             RI
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     TN             TX             UT             VT


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     WV             WI             WY             PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

     HBSC Investor Funds
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5. Address of principal executive office (number, street, city, state, zip code):

     BISYS FUND SERVICES, 3435 STELZER ROAD, COLUMBUS, OHIO 43219-8001
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INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

To the Board of Trustees of
HSBC Investor Funds and Portfolios
  and the
Securities and Exchange Commission:


We have examined management's assertion about HSBC Investor Funds' and Portfolios' (the Funds) compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2000 and for the period from October 31, 1999 through May 31, 2000, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2000 and for the period from October 31, 1999 (the date of the last examination) through May 31, 2000, with respect to securities transactions, without prior notice to management:

     1. Confirmation of all securities held by HSBC Bank USA (HSBC) in book entry form;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and HSBC;

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with HSBC's records; and

     5. Agreement of 5 security purchases and 5 security sales or maturities from the books and records of the Funds to the trade ticket or broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000 and for the period from October 31, 1999 through May 31, 2000 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Columbus, Ohio
August 10, 2000

                      HSBC Investor Funds and Portfolios
                               3435 Stelzer Road
                             Columbus, Ohio 43219

August 10, 2000



   Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940



We, as members of management of the HSBC Investor Funds and Portfolios (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000 and for the period from October 31, 1999 (date of the last examination) through May 31, 2000, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,

/s/ Nadeem Yousaf

Nadeem Yousaf
Treasurer